

Mail Stop 3030

December 16, 2016

David E. Jorden
Chief Executive Officer and Chief Financial Officer
Nuo Therapeutics, Inc.
207A Perry Parkway, Suite 1
Gaithersburg, MD 20877

> **Re:** **Nuo Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 21, 2016**
> **File No. 333-214748**

Dear Mr. Jorden:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. There does not appear to be an existing established trading market for your securities. Accordingly, please revise to include a fixed price at which the selling shareholders will sell their shares until such time as they are quoted on the OTCQX, OTCQB or a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

2. We note that your auditors changed within your last 2 completed fiscal years but we are unable to locate the disclosure required by Item 304 of Regulation S-K. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Percival at 202-551-3498 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery